UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED

(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: September 2, 2010	/s/ Robyn Lamont
Name: Robyn Lamont
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Australian Securities Exchange New Issue Announcement, Application for Quotation of Additional Securities and Agreement, dated August 31, 2010
99.2	Press Release, dated August 30, 2010: Samson Oil & Gas Advisory on Gary 1-24H Frac Operations
99.3	Press Release, dated August 29, 2010: Samson Oil & Gas Advisory on Goshen County Sale Transaction and North Stockyard Operations
99.4	Press Release, dated August 22, 2010: Samson Oil & Gas to Present at EnerCom’s The Oil & Gas Conference® 15
99.5	Press Release, dated August 15, 2010: Samson Oil & Gas Advises on the Completion of the Rodney #1-14H Well
99.6	Press Release, dated August 11, 2010: Samson Oil & Gas to Present at EnerCom’s The Oil & Gas Conference® 15
99.7	Press Release, dated August 9, 2010: Samson Oil & Gas Advises on Goshen County Transaction and Operations in the North Stockyard Oilfield
99.8	Press Release, dated August 4, 2010: Samson Oil & Gas Advises on Rodney #1-14H Well and Goshen County Transaction
99.9	Australian Securities Exchange New Issue Announcement, Application for Quotation of Additional Securities and Agreement, dated August 4, 2010
99.10	Australian Securities Exchange Mining Exploration Entity Quarterly Report, dated August 3, 2010